United States securities and exchange commission logo





                            July 2, 2021

       Veronica Gonzalez
       General Counsel
       Outbrain Inc.
       222 Broadway, 19th Floor
       New York, NY 10038

                                                        Re: Outbrain Inc.
                                                            Registration
Statement on Form S-1
                                                            Submitted June 29,
2021
                                                            File No. 333-257525

       Dear Ms. Gonzalez:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 11, 2021 letter.

       Amendment No. 2 to Draft Registration Statement on Form S-1 submitted June 17, 2021

       Summary, page 1

   1. We note your response to prior comment 1. Please revise to disclose the most directly comparable GAAP measure
with equal or greater prominence wherever Ex-TAC Gross
                                                        Profit, Adjusted EBITDA
of Ex-TAC Gross Profit and EBITDA as % of Ex-TAC Gross
                                                        Profits is disclosed or
discussed. For example, you should disclose gross profit whenever
                                                        Ex-TAC Gross Profit is
discussed and Net Income (Loss) of GAAP Gross Profit whenever
                                                        Adjusted EBITDA of
Ex-TAC Gross Profit is discussed. In addition, revise your
                                                        graphic disclosures to
include the most directly comparable GAAP measures with equal or greater prominence to
YOY Ex-TAC Gross Profit Growth and Adjusted EBITDA of Ex-
                                                        TAC Gross Profit. We
refer you to Item 10(e)(1)(i)(A) of Regulation S-K and Question
 Veronica Gonzalez
Outbrain Inc.
July 2, 2021
Page 2
      102.10 of the CD&I on Non-GAAP Financial Measures.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 57

2. We note your response to prior comment 2. Please consider providing a qualitative discussion for the number of clicks or impressions and the cost-per-click or cost-per-
      impression for each period period presented to address underlying changes that represent trends. We refer you to Item 303(a) of Regulation S-K and Section III.D of SEC Release
      No. 33-6835. Tell us the underlying reasons for any trends associated with the number of clicks or impressions and the cost-per click or cost-per-impression.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior
Counsel, at (2020 551-3673 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameVeronica Gonzalez
                                                           Division of
Corporation Finance
Comapany NameOutbrain Inc.
                                                           Office of Technology
July 2, 2021 Page 2
cc:       Anna Pinedo
FirstName LastName